135 Commonwealth Drive
Menlo Park, California 94025
Tel: (650) 328-4600 Fax: (650) 463-2600
www.lw.com

FIRM / AFFILIATE OFFICES
	Boston	New Jersey
	Brussels	New York
April 15, 2005	Chicago	Northern Virginia
	Frankfurt	Orange County
CONFIDENTIAL	Hamburg	Paris
	Hong Kong	San Diego
Jeffrey Riedler	London	San Francisco
Assistant Director	Los Angeles	Silicon Valley
Division of Corporation Finance	Milan	Singapore
Securities and Exchange Commission	Moscow	Tokyo
450 Fifth Street, N.W.		Washington, D.C.
Washington, D.C. 20549
File No. 028543-0028

Re:	Alliance Imaging, Inc.
Amendment No. 1 to the Registration Statement on Form S-3
File No. 333-122453

Form 10-K for the Year Ended December 31, 2004
File No. 001-16609

Dear Mr. Riedler:

                We are writing on behalf of our client, Alliance Imaging, Inc. (the “company”),  in response to the letter of the staff of the Division of Corporation Finance (the “Staff”), dated March 28, 2005, relating to the above-referenced filings.  References in our responses to the Form 10-K are to Amendment No. 1 to the Form 10-K for the fiscal year ended December 31, 2004, which has been filed today on EDGAR.

Form 10-K for the year ended December 31, 2004

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Year Ended December 31, 2004 Compared to Year Ended December, 31, 2003, page 33

1.             We acknowledge your disclosures about changes in cost of revenue and selling, general, and administrative (SG&A) expense components for the current year compared to the previous year.  Although you consistently provide comparisons of the current year amounts from the prior year, there are several areas where your discussion does not disclose the reasons for the change.  Consider your statement that compensation and related employee expenses related to cost of revenue increased by $7.7M (7.7%) primarily as a result of the number of employees necessary to support new PET and PET/CT systems in operation and an increase in worker’s compensation expense.  We note on page 8 that your number of employees decreased by 141 from the previous year.  Please clarify your disclosure about how compensation and related employee expenses increased since you have 141 fewer employees.  Quantify the increase as it relates to compensation and related employee expenses and that related to worker’s compensation expense.

Response:  In response to the Staff’s comment, we have added disclosure on pages 34 and 36 clarifying the reasons for the increase in compensation and related employee expenses in fiscal 2004 compared to fiscal 2003 and fiscal 2003 compared to fiscal 2002.  The new disclosure quantifies the increase as it relates to compensation and related employee expenses and to worker’s compensation expense.  We have also added disclosure on page 34 clarifying the reason for the increase in licenses, taxes and fees in fiscal 2004 compared to fiscal 2003.

Liquidity and Capital Resources, page 37

2.             You state within Results from Operations that your provision for doubtful accounts decreased by $2M.  We note in your financial statements that your accounts receivable balance, gross of the allowance for doubtful accounts, increased by approximately $4M from the previous year.  Disclose what events and circumstances have changed from the previous year warranting your provision to decrease while the receivable related to the provision increased.

Response:  In response to the Staff’s comment, we have added disclosure on page 37 explaining that the decrease in provision for doubtful accounts and increase in receivables was due to the collection of older accounts receivable and better overall collection of 2004 billed amounts.  We have also added a corresponding sentence in the middle of the first full paragraph on page 34.

Financial Statement

Consolidated Statements of Operation, page 47

3.             We acknowledge your response to our comment number 39 related to minority interest and income (loss) from equity investments.  You state that revenue from unconsolidated investees ($900K for the year ended 2003 and $4M for the year ended 2004) were offset against SG&A.  Classifying income from unconsolidated investees for these two years has the effect of showing a declining trend in the amount of your SG&A expenses of 5% when in reality, SG&A expense increase by 1%.  Additionally, $4 million of income from unconsolidated investees for 2004 is material to your loss before income taxes and minority interest expense and to your net loss for 2004.  Please disaggregate the amounts included in revenue and netted against SG&A related to unconsolidated investees and report the amount in a separate line item in your statement of operations as required by rule 5-03(b) of Regulation S-X, and provide the disclosures as required by rule 4-08(g) of Regulation S-X.

Response:  We have reclassified income from equity method investees to a separate line on pages 27 and 47, have added summarized financial information with respect to equity method investees in note 14 to the audited financial statements and have made related changes to Management’s Discussion and Analysis of Financial Condition and Results of Operations on pages 35 and 37.  The company has also reevaluated the significance of its ownership interest in Alliance – HNI L.L.C., a joint venture, and determined that consolidated financials for Alliance – HNI L.L.C. satisfying the requirements of rule 3-09 of Regulation S-X may be required.  As a result, these financials have been included in Exhibit 99.1 to the Form 10-K.

Notes to Consolidated and Basis of Financial Statement Presentation, page 51

4.             We acknowledge your response to our comment number 41 about your revenue recognition policy.  You state that you have revenue streams aside from performing MRI/PET scans.  Please provide your revenue recognition policy for these other revenue streams and the point when revenue is earned.  Explain in your disclosure how that point meets the criteria for recognizing revenue in SAB 104.

Response:  In response to the Staff’s comment, we have added disclosure at the end of the first full paragraph on page 40 and at the end of the carryover paragraph on page 52.

8-K Dated March 7, 2005

5.             We note several non-GAAP measures in your fourth quarter results reported in the Form 8-K dated March 7, 2005 included in exhibits 99.1 and 99.2 to the Form 8-K.  Instruction 2 of Item 202 of Form S-K requires that you comply with Item 10(e)(1)(i) of Regulation S-K related to these non-GAAP disclosures.  Tell us how these discussions comply with paragraph (e)(1)(i)(C) and (D) of Item 10 of Regulation S-K.

Response:  We respectfully advise the Staff that we believe the discussions comply with paragraphs (e)(1)(i)(C) and (D) of Item 10 of Regulation S-K because they contain the following language:

•      The introductory paragraph to the reconciliation table for EBITDA and Adjusted EBITDA states: “EBITDA and Adjusted EBITDA are included to provide additional information with respect to a measure that certain investment analysts use as a benchmark for measuring our operating performance, our ability to satisfy our debt service, capital expenditure and working capital requirements, and because certain covenants in our debt service instruments are based on similar measures.”  With respect to the company’s debt service instruments, the covenants are contained in Section 7 of the company’s credit facility and Article Ten of the indenture relating to the company’s 7¼% senior subordinated notes due 2012 and the indenture relating to the company’s 10 3/8% senior subordinated notes due 2011.

•      The introductory paragraph to the reconciliation table for earnings (loss) per share, excluding loss on early retirement of debt, employment agreements costs, severance and related costs, non-cash stock-based compensation, and impairment charges, net of related tax effects, states that this measure is included “to provide additional information with respect to a measure that certain investment analysts use as a benchmark for our operating performance and because certain covenants in our debt service instruments are based on similar measures.”  The covenants are contained in the same sections of the company’s debt instruments as are referenced in the preceding bullet.

•      The introductory paragraph to the reconciliation table for free cash flow states that this measure is included “to provide additional information with respect to a measure that certain investment analysts use as a benchmark for measuring our operating performance, our ability to satisfy our debt service requirements, or our liquidity.”

Very truly yours,

/s/ Nicholas O’Keefe

Nicholas O’Keefe
of LATHAM & WATKINS

cc:	Song P. Brandon, Esq.
Christine Allen
James Rosenberg
(Securities and Exchange Commission)

Russell D. Phillips, Jr.
(Alliance Imaging, Inc.)